# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LyondellBasell Industries N.V., CIK 0001489393
CUSIP: N53745100
Title of class of securities: Ordinary shares, par value Euro 0.04 per share
Address of issuer's principal executive offices: 1221 MCKINNEY ST, SUITE 300, Houston, Texas (TX), 77010
Date of event which requires filing of this statement: 06/11/2025
Filed by CIK 0001508220
Persons authorized to receive notices and communications: Alejandro Moreno; Langhorne P., c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor St., London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- LYB Holdco LLC (CIK 0001508220): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 41,195,179; shared voting power 24,090,325; sole dispositive power 41,195,179; shared dispositive power 24,090,325; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,285,504; sole dispositive power 0; shared dispositive power 65,285,504; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.
- Access Industries, LLC (CIK 0001508227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,285,504; sole dispositive power 0; shared dispositive power 65,285,504; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,285,504; sole dispositive power 0; shared dispositive power 65,285,504; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,285,504; sole dispositive power 0; shared dispositive power 65,285,504; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.
- AI Investments Holdings LLC (CIK 0001508237): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 765,996; shared voting power 64,519,508; sole dispositive power 765,996; shared dispositive power 64,519,508; aggregate amount beneficially owned 65,285,504 (20.3% of the class)
  Comment: All percentages are based on an aggregate of 321,400,014 ordinary shares issued and outstanding as of April 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value Euro 0.04 per share
Name of issuer: LyondellBasell Industries N.V.
Address of issuer's principal executive offices: 1221 MCKINNEY ST, SUITE 300, Houston, Texas (TX), 77010
Comment:
This amendment to Schedule 13D is being filed by LYB Holdco LLC ("LYB Holdco"), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and AI Investments Holdings LLC ("AIIH") (collectively, the "Reporting Persons", and each, a "Reporting Person") to report changes in beneficial ownership of the Reporting Persons in the ordinary shares of LyondellBasell Industries N.V. (the "Issuer").

The Schedule 13D (the "Schedule") filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed on February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013, Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017, Amendment No. 9, filed on February 14, 2017, Amendment No. 10, filed on January 8, 2018, Amendment No. 11, filed on November 14, 2018, Amendment No. 12, filed on July 15, 2019, Amendment No. 13, filed on November 8, 2019, Amendment No. 14 filed on February 18, 2021, Amendment No. 15 filed on May 6, 2021, Amendment No. 16 filed on November 17, 2022, Amendment No. 17 filed on November 21, 2022, and Amendment No. 18 filed on August 10, 2023 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 19. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) is hereby amended and restated in its entirety to read as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The 65,285,504 ordinary shares reported in this Schedule 13D include (i) 41,195,179 ordinary shares owned directly by LYB Holdco, (ii) 1,464,610 ordinary shares owned directly by Access Industries Core Holdings LLC (formerly AIPH Holdings LLC), (iii) 16,000,000 ordinary shares owned directly by AI European Holdings L.P. ("AIEH"), (iv) 5,655,466 ordinary shares owned directly by AI Chemical Holdings LLC, (v) 765,996 ordinary shares owned directly by AIIH, and (vi) 204,253 ordinary shares owned directly by AILEB LLC (formerly AI Altep Investments LLC).

Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by LYB Holdco because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, which controls a majority of the outstanding voting interests in LYB Holdco, and (iii) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than LYB Holdco, disclaims beneficial ownership of the shares held directly by LYB Holdco.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by Access Industries Core Holdings LLC because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in Access Industries Core Holdings LLC, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Core Holdings LLC, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, LYB Holdco may be deemed to share investment and voting power over the ordinary shares held directly by Access Industries Core Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Access Industries Core Holdings LLC, disclaims beneficial ownership of the ordinary shares held directly by Access Industries Core Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC, (iii) Access Industries, LLC owns and controls AI SMS GP Limited, which owns and controls AI European GP Limited, which is the general partner of AIEH, and (iv) Access Industries Holdings LLC owns and controls a majority of the outstanding voting interests in Access Industries Investments Holdings LLC, which owns and controls a majority of the outstanding voting interests in AIEH. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the ordinary shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AILEB LLC because (i) he controls AI Altep Holdings, Inc. and (ii) AI Altep Holdings, Inc. owns all of the membership interests in AILEB LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AILEB LLC, disclaims beneficial ownership of the ordinary shares held directly by AILEB LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI Chemical Holdings LLC because (i) Mr. Blavatnik controls Access Industries Management, LLC, (ii) Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited, which is the sole member of AI Chemical Holdings LLC, and (iii) Access Industries Management, LLC controls AI Chemical Holdings LLC. Because of their relationships with the other Reporting Persons, each of LYB Holdco and Access Industries, LLC may be deemed to share investment and voting power over the ordinary shares held directly by AI Chemical Holdings LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI Chemical Holdings LLC, disclaims beneficial ownership of the shares held by AI Chemical Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIH because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIH, disclaims beneficial ownership of the ordinary shares held directly by AIIH.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for a description of the respective voting powers and disposition powers of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 is hereby supplemented by adding the following:

On June 9, 2025, AI Securities Holdings 1 LLC ("AISH"), an affiliate of Access Industries, LLC that is indirectly controlled by Len Blavatnik, entered into a cash-settled European-style capped-call agreement (the "Capped-Call Agreement") with an unaffiliated third party financial institution. The Capped-Call Agreement provides AISH with economic results that are comparable to ownership of a call option in respect of up to 13,300,000 ordinary shares, with a premium, strike price and cap price based on pre-determined formulas, which take into account such financial institution's hedging activity through June 13, 2025 (such strike and cap amounts, as well as other variables of the Capped-Call Agreement, also subject to adjustments in certain circumstances, including dividends paid by the Issuer). The Capped-Call Agreement is exercisable in 30 separate tranches, with staggered expirations in successive days, beginning June 7, 2030. As settlement of the Capped-Call Agreement is in cash only, neither AISH, nor any of the Reporting Persons, nor any of their affiliated entities and the officers, partners, members, and managers thereof, shall be deemed to beneficially own the ordinary shares referenced thereunder.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1.19 Joint Filing Agreement, dated as of June 11, 2025, by and among the Reporting Persons

## Signatures
- LYB Holdco LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (06/11/2025)
- Len Blavatnik: *, Len Blavatnik (06/11/2025)
- Access Industries, LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (06/11/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (06/11/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, By: Executive Vice President/Alejandro Moreno (06/11/2025)
- AI Investments Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (06/11/2025)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.